SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526




                           A. Full title of the plan:

                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN


TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                         Page

Exhibits                                                                                  3

INDEPENDENT AUDITORS' REPORT                                                              4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEAR ENDED
   DECEMBER 31, 2002:
   Statements of Net Assets Available for Benefits                                        6
   Statement of Changes in Net Assets Available for Benefits                              7
   Notes to Financial Statements                                                          8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002 -
   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)    13

Signature                                                                                17



NOTE: The accompanying financial statements have been prepared for the purpose of filing with Department of Labor Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the supplemental schedule listed above, are omitted because of the absence of conditions under which they are required.

EXHIBITS



23.1     - Consent of Deloitte & Touche LLP.

23.2     - Notice Regarding Consent of Arthur Andersen LLP.

99       - Certification  pursuant to Section 906 of the Sarbanes-Oxley Act of
           2002.

Deloitte & Touche LLP
Suite 1500
191 Peachtree St. NE
Atlanta, GA  30303-1924

Tel: (404)220-1500                                          Deloitte
                                                            & Touche


INDEPENDENT AUDITORS' REPORT


To the Employee Savings Plan Committee and
  Participants in The Southern Company
  Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Southern Company Employee Savings Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement of the Plan as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated April 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for purposes of additional analysis and is not a required part of the basic 2002 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.


/s/Deloitte & Touche LLP




April 18, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K. See Exhibit 23.2 for further discussion.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Savings Plan Committee of
The Southern Company Employee Savings Plan:


We have audited the accompanying statements of net assets available for benefits of THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Committee in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplemental schedule. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Southern Company Employee Savings Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Arthur Andersen LLP

Atlanta, Georgia
April 26, 2002

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                 2002                  2001
ASSETS:
 Investments, at fair value                $2,590,423,502        $2,752,526,215
                                           ---------------       --------------
 Receivables:
   Due from broker for securities sold          1,693,650             6,227,564
   Accrued interest                               775,871               733,339
                                                 --------              -------
          Total receivables                     2,469,521             6,960,903

CASH                                            1,484,980               439,749
                                               ----------              -------

NET ASSETS AVAILABLE FOR BENEFITS          $2,594,378,003        $2,759,926,867
                                           ===============       ==============


See notes to financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------

ADDITIONS:
 Investment income - Interest and dividends                       $ 101,532,729
                                                                  -------------
 Contributions:
  Participants'                                                     102,282,706
  Participants' rollovers                                             1,781,781
  Employer's                                                         52,609,684
                                                                  -------------
     Total contributions                                            258,206,900
 Transfer from The Southern Company Performance
  Sharing Plan                                                       19,118,865
                                                                  -------------

      Total additions                                               277,325,765
                                                                  -------------

DEDUCTIONS:
 Investment loss - Net depreciation in fair value of investments   (286,606,693)
 Benefits paid to participants                                     (156,147,370)
 Administrative expenses                                               (120,566)
                                                                  -------------

     Total deductions                                              (442,874,629)
                                                                  -------------

NET DECREASE                                                       (165,548,864)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                2,759,926,867
                                                                  -------------

 End of year                                                     $2,594,378,003
                                                                 ==============

See notes to financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------



1.    DESCRIPTION OF THE PLAN

      The following description of The Southern Company Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

      General - The Plan is a defined contribution plan administered by The Southern Company Employee Savings Plan Committee (the "Committee"), as designated in the Plan. The Plan covers substantially all employees, certain former employees, and retirees of the following subsidiaries of Southern Company (the "Company"): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Company Energy Solutions LLC, Southern Company Services, Inc., and Southern Nuclear Operating Company, Inc. (collectively referred to as the "Employing Companies"). Effective April 2001, Southern Energy Resources, Inc. was removed as an employing company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      The Southern Company Performance Sharing Plan Merger - In May 2002, the Company's Board of Directors approved a resolution to merge The Southern Company Performance Sharing Plan into the Plan. Assets of The Southern Company Performance Sharing Plan of $19,118,865 were transferred during June 2002.

      Plan Administration - The trustee and recordkeeper of the Plan are Merrill Lynch Trust Company, FSB (the "Trustee") and Merrill Lynch, Pierce, Fenner & Smith, Inc., respectively.

      Participation - Eligible employees may elect to participate in the Plan immediately after the employee's first day of employment as an eligible employee or as soon as administratively practicable thereafter. Prior to January l, 2001, participation in the Plan was voluntary after completing 12 months of continuous service.

      Contributions - Participants could, prior to June 21, 2002, elect to contribute, on a before-tax or after-tax basis, up to 16% of their eligible compensation, as defined by the Plan. Effective June 21, 2002, the Plan was amended to provide that a participant may elect to contribute up to 25% (12% before-tax and 3% after-tax for highly compensated employees) of eligible compensation, as defined by the Plan. Participants may change the percentage of their contributions at any time.

      The Employing Companies' contributions ("Employer Matching Contributions") are discretionary and determined by the Board of Directors of Southern Company Services, Inc. on an annual basis. For the year ended December 31, 2002, the Employing Companies contributed, on behalf of the participants, an amount equal to 75% of each participant's contribution, up to 6% of eligible compensation. The Board of Directors reserves the right to discontinue or change the Employer Matching Contributions at any time; however, they have not expressed any intent to do so at the present time.

      Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit, defined contribution plans or eligible individual retirement accounts.

      Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Employer Matching Contributions, and allocations of plan earnings, and charged with any withdrawals and allocations of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Investment Options - Participants' contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities. Participants may change their investment options at any time, with the following exceptions:

      Employer Matching Contributions are made by the Employing Companies in shares of the Company's stock. Prior to July 12, 2002, participants could elect at any time on or after the fifth anniversary of their enrollment in the Plan to redirect their investment in Employer Matching Contributions of up to 50% to any other investment option. Effective July 12, 2002, the Committee eliminated the five-year participation rule as well as the 50% rule, regarding fund transfers from the Employer Matching Contributions.

      Participants may have Mirant Corporation common stock in their Plan accounts as a result of Southern Company's spin-off of Mirant Corporation in April 2001. In that spin-off, Plan participants with Southern Company common stock in their accounts received a dividend in the form of Mirant Corporation common stock. The investment is held in the Mirant Corporation Stock Fund.

      Participants who received Mirant Corporation common stock in the spin-off were given five years (until July 1, 2006) to liquidate the Mirant Corporation Stock Fund and reinvest the proceeds in one of the investment options permitted under the Plan. The Plan has never permitted additional investments into the Mirant Corporation Stock Fund beyond the shares that participants received as a dividend in the spin-off. The spin-off did not impact the number of Southern Company shares held in the participants' accounts.

      Vesting - Participants are immediately vested in their accounts.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing rates as determined by the plan administrator.

      Payment of Benefits - Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a twenty-year period. On termination of service due to death, disability, or for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of Southern Company common stock credited to the participant's account as of the record date of the dividend. The dividends payable on the shares of Southern Company common stock credited to the account of a participant who does not elect to receive a cash distribution shall be invested into the Plan. Payments of the cash distributions for dividends payable shall be made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the plan year, which includes such payable date. A participant's election to receive cash distributions of dividends payable on Southern Company common stock shall be revoked automatically upon his/her death.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Risks and Uncertainties - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, including common stock of Southern Company and Mirant Corporation, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for its benefit-responsive investment contract, the Merrill Lynch Retirement Preservation Trust, which is valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust funds are valued at the net asset value of shares held by the Plan at year-end.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Administrative Expenses - Southern Company Services and its affiliated companies normally pay the Trustee's fees and other administrative costs. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds will be charged to the various investment funds. Commissions on individual securities traded through the self direct option will be charged to the participant making the trade.

      In addition, for Company matching contributions, investment management fees for all funds, except Company stock and Mirant stock, are deducted from fund earnings. For employee contributions, investment management fees for the Merrill Lynch Retirement Preservation Trust, Merrill Lynch Equity Index Trust, and Merrill Lynch Aggregate Bond Index are paid by the Company and investment management fees for all other funds are deducted from fund earnings.


3.    INVESTMENTS

      The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:


                                                                        2002                          2001
                                                           ---------------------------------   ------------------
                                                              Number of            Fair                Fair
                                                               Shares             Value               Value
Southern Company common stock - participant-directed         55,283,174     $ 1,569,489,293      $ 731,119,632
Southern Company common stock - nonparticipant-directed            -                    -          702,944,786
Merrill Lynch Equity Index Trust                              5,150,783         332,843,574        348,046,763
Merrill Lynch Retirement Preservation Trust                 346,635,638         346,635,638        223,720,891
Mirant Corporation common stock                                  *                  *              358,182,470


*Investment does not exceed 5% of net assets available for benefits as of December 31, 2002

      During the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value as follows:

       Mutual funds                                 $ (63,640,714)
       Common stock                                  (157,990,192)
       Common collective trust funds                  (64,975,787)
                                                    --------------

       Total                                        $(286,606,693)
                                                    ==============

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to Southern Company common stock (nonparticipant-directed) as of December 31, 2002 and 2001 and for the year ended December 31, 2002 are as follows:


Changes in net assets:
  Contributions                                                             $ 26,253,679
  Dividends                                                                   18,327,781
  Net appreciation in fair value of Southern Company common stock
    (nonparticipant-directed)                                                 25,957,713
  Benefits paid to participants                                              (34,268,913)
  Transfers to/from participant-directed investments, net                   (739,215,046)
                                                                            -------------
           Net change                                                       (702,944,786)

Southern Company common stock (nonparticipant-directed):
  Beginning of year                                                          702,944,786
                                                                             -----------

  End of year                                                               $        -
                                                                            ============



      As discussed in Note 1, effective July 12, 2002, all restrictions on investment options for participants were eliminated.


5.    RELATED-PARTY TRANSACTIONS

      Certain plan investments are shares of mutual funds and units of common collective trust funds managed by Merrill Lynch Trust Company FSB. Merrill Lynch Trust Company FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

      At December 31, 2002 and 2001, the Plan held 55,283,174 and 56,570,589 shares, respectively, of common stock of Southern Company, the sponsoring employer, at a fair value of $1,569,489,293 and $1,434,064,418, respectively, with a cost basis of $856,386,083 and $721,382,989, respectively. During the year ended December 31, 2002, the Plan recorded related dividend income of $74,961,697.


6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants are already 100% vested in their accounts.

7.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


8.    RECONCILIATION TO FORM 5500

      The net assets of the Plan's funds available for benefits at December 31, 2002 and 2001 include $1,041,109 and $583,756, respectively, for participants who had requested distributions from their accounts but had not yet been paid at year-end. These amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries in the Form 5500 for the Plan for the years ended December 31, 2002 and 2001.

      The following are reconciliations of net assets available for benefits, benefits payable to participants, and benefits paid to participants per the financial statements to the Form 5500 as of December 31, 2002 and 2001 and for the year ended December 31, 2002:

                                                                         2002                  2001

Net assets available for benefits per the financial statements       $ 2,594,378,003     $ 2,759,926,867
Benefits payable to participants                                          (1,041,109)           (583,756)
                                                                     ---------------     ---------------

Net assets available for benefits per Form 5500                      $ 2,593,336,894     $ 2,759,343,111
                                                                     ===============     ===============

Benefits payable to participants per the financial statements        $          -        $         -
Benefits payable to participants                                          1,041,109             583,756
                                                                     --------------      --------------

Benefits payable to participants per Form 5500                       $    1,041,109      $      583,756
                                                                     ==============      ==============

Benefits paid to participants per the financial statements           $  156,147,370
Benefits payable to participants:
  Beginning of year                                                        (583,756)
  End of year                                                             1,041,109
                                                                     --------------

Benefits paid to participants per Form 5500                          $  156,604,723
                                                                     ==============

                                     ******

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN


FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2002
-------------------------------------------------------------------------------

                                                                  Description of Investment,
                                                                    Including Maturity Date,
                   Identity of Issue, Borrower,                   Rate of Interest, Collateral,                      Current
                     Lessor, or Similar Party                        Par or Maturity Value         Cost               Value

   Vintage Petroleum Inc.                                                Common stock               **              $ 10,618
   Washington Mutual Inc.                                                Common stock               **                 2,983
   XM Satelite Radio Holdings A                                          Common stock               **                35,060
   Wal-Mart Stores Inc.                                                  Common stock               **                 8,883
   Williams Companies Del.                                               Common stock               **                 3,275
   Xerox Corp.                                                           Common stock               **                   977
   Yahoo Inc. CAL                                                        Common stock               **                 8,431
   Worldcom Inc.                                                         Common stock               **                   790
   WebMD                                                                 Common stock               **                 5,026
   Wachovia Corp. New                                                    Common stock               **                   963
   ICTS International NV NV USD                                          Common stock               **                 3,576
   Calpine Corp.                                                         Common stock               **                 2,698
   Citigroup Inc.                                                        Common stock               **                 9,790
   Check Point Software Tech.                                            Common stock               **                 6,071
   Chicos Fas Inc.                                                       Common stock               **                 5,413
   Circuit City Stores Inc.                                              Common stock               **                 2,399
   Cisco Systems Inc.                                                    Common stock               **                60,501
   Coca Cola Bottling Cons.                                              Common stock               **                    14
   The Coca-Cola Co.                                                     Common stock               **                 8,914
   Concurrent CMPTR CP New                                               Common stock               **                 2,664
   Dollar Tree Stores Inc.                                               Common stock               **                 4,595
   Dynegy Inc. New                                                       Common stock               **                 9,623
   Dell Computer Corp.                                                   Common stock               **                48,024
   Abbott Labs                                                           Common stock               **                 5,095
   Ishares T DJ US HLTHCR S                                              Common stock               **                 4,935
   International Business Machines                                       Common stock               **                 7,595
   Juniper Networks Inc.                                                 Common stock               **                 5,494
   JDS Uniphase Corp.                                                    Common stock               **                 7,749
   Johnson and Johnson                                                   Common stock               **                   954
   Sun Microsystems Inc.                                                 Common stock               **                14,610
   Teco Energy Inc.                                                      Common stock               **                    79
   Tenet Healthcare Corp.                                                Common stock               **                 5,471
   Teva Pharmaceutical INDS ADR                                          Common stock               **                 5,121
   Tyco Intl LTD New                                                     Common stock               **                17,153
   Take Two International Software                                       Common stock               **                 5,211
   Tivo Inc. Delaware                                                    Common stock               **                 2,273
   Toll Bros. Inc.                                                       Common stock               **                20,019
   SYS SVCS Inc.                                                         Common stock               **                 2,449


THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN


FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2002
-------------------------------------------------------------------------------


                                                                  Description of Investment,
                                                                   Including Maturity Date,
                   Identity of Issue, Borrower,                  Rate of Interest, Collateral,                       Current
                     Lessor, or Similar Party                        Par or Maturity Value         Cost               Value

    United Rentals Inc.                                                  Common stock               **              $ 21,772
    First Financial Fund                                                 Common stock               **                   982
    Genetronics Biomed Corp.                                             Common stock               **                    60
    General Electric                                                     Common stock               **                31,755
    Healthsouth Corporation                                              Common stock               **                 1,356
    Heinz H J Co.                                                        Common stock               **                 9,958
    Home Depot Inc.                                                      Common stock               **                58,982
    Ballard Power SYS                                                    Common stock               **                 4,732
    Beazer Homes USA Inc.                                                Common stock               **                 2,327
    Barrick Gold Corporation                                             Common stock               **                 7,633
    Broadcom Corp. CALF CL A                                             Common stock               **                    32
    Brocade Communications Systems                                       Common stock               **                    31
    BellSouth Corp.                                                      Common stock               **                     5
    Best Buy Co. Inc.                                                    Common stock               **                17,622
    Boston Scientific Corp.                                              Common stock               **                 3,231
    Bristol-Myers Squibb Co.                                             Common stock               **                     3
    CMGI Inc.                                                            Common stock               **                   187
    Mirant Corp. COM                                                     Common stock               **                77,247
    Mirant Corp.                                                         Common stock               **            38,033,244
    McDonalds Corp.                                                      Common stock               **                 6,290
    Krispy Kreme Doughnuts                                               Common stock               **                 5,010
    Lucent Technologies Inc.                                             Common stock               **                 3,196
    Laboratory CP America Holdings                                       Common stock               **                23,594
    Lannett Co. Inc. Del.                                                Common stock               **                 8,873
    Liz Claiborne Inc.                                                   Common stock               **                    16
    Lowe's Companies Inc.                                                Common stock               **                27,813
    Movie Gallery Inc.                                                   Common stock               **                 8,213
    Millenium Pharms Inc.                                                Common stock               **                   896
    Marvel Enterprises Inc.                                              Common stock               **                10,422
    Americredit Corp.                                                    Common stock               **                23,134
    Amer Intl Group Inc.                                                 Common stock               **                 5,852
    Analog Devices Inc.                                                  Common stock               **                 4,964
    Anheuser Busch Cos. Inc.                                             Common stock               **                 1,700
    Applied Material Inc.                                                Common stock               **                 9,760
    Micron Technology Inc.                                               Common stock               **                    32
    Motorola Inc.                                                        Common stock               **                 4,206
    Nvidia                                                               Common stock               **                 5,189
    Netflix Com. Inc.                                                    Common stock               **                 1,951
    Nokia Corp.                                                          Common stock               **                    34


THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2002
--------------------------------------------------------------------------------


                                                                  Description of Investment,
                                                                   Including Maturity Date,
                   Identity of Issuer, Borrower,                 Rate of Interest, Collateral,                       Current
                     Lessor, or Similar Party                        Par or Maturity Value         Cost               Value

    Norfolk Southern Corp.                                               Common stock               **               $ 7,272
    PPG Industries Inc.                                                  Common stock               **                10,064
    Plug Power Inc.                                                      Common stock               **                 4,256
    Activision Inc.                                                      Common stock               **                 4,750
    Pfizer Inc. Del.                                                     Common stock               **                 4,876
    Phillip Morris Cos. Inc.                                             Common stock               **                 5,139
    Royal Dutch Pet NY SHS                                               Common stock               **                 4,955
    Range Resources Corp. Del.                                           Common stock               **                 5,400
    Research in Motion LTD                                               Common stock               **                    10
    Siebel Sys Inc.                                                      Common stock               **                    32
    Scientific Atlanta                                                   Common stock               **                14,249
    Select Comfort Corp.                                                 Common stock               **                 2,548
    Spanish BDCSTG SYS A New                                             Common stock               **                 7,268
*   Southern Company                                                     Common stock               **         1,569,489,293
    Delta Airlines Inc.                                                  Common stock               **                    15
    Dollar General Corp.                                                 Common stock               **                 6,102
    Duke Energy Corp. NC                                                 Common stock               **                 6,087
    EMC Corporation MASS                                                 Common stock               **                73,984
    Energy Partners LTD                                                  Common stock               **                10,700
    Agilent Technologies                                                 Common stock               **                    33
    AT&T Wireless Services                                               Common stock               **                 3,450
    Enerplus                                                             Common stock               **                   131
    Freds Inc. CL A                                                      Common stock               **                 6,247
    Fuelcell Energy Inc.                                                 Common stock               **                 4,446
    Forward Air Corp.                                                    Common stock               **                19,420
    FleetBoston Financial Corp.                                          Common stock               **                 9,966
    Ford Motor Company                                                   Common stock               **                 3,271
    Anglogold LTD                                                        Common stock               **                   513
    Davis NY Venture Fund (Class A)                                       Mutual fund               **                77,508
    Van Kampen Equity & Income Fund                                       Mutual fund               **                30,898
    Lord Abbett Affiliated Fund                                           Mutual fund               **                    44
    Evergreen Intl. Growth Fund (Class A)                                 Mutual fund               **                20,736
    MFS Value Fund (Class A)                                              Mutual fund               **                11,144
    Mainstay Convertible Fund (Class A)                                   Mutual fund               **                   994
    Lord Abbett Mid Cap Value Fund (Class P)                              Mutual fund               **                 3,072
    Phoenix-Seneca Mid Cap Edge Fund                                      Mutual fund               **                 3,551
    Ariel Fund                                                            Mutual fund               **                28,623
    Templeton Growth Fund                                                 Mutual fund               **                24,820
    ING Precious Metals Fund (Class A)                                    Mutual fund               **                14,168

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                   Description of Investment,
                                                                    Including Maturity Date,
                  Identity of Issuer, Borrower,                   Rate of Interest, Collateral,                      Current
                     Lessor, or Similar Party                      Par or Maturity Value           Cost               Value

  * Merrill Lynch Natural Resources Trust A Fund                          Mutual fund               **               $ 9,756
  * Merrill Lynch Equity Income Fund (Class A)                            Mutual fund               **                   983
  * Merrill Lynch Global Allocation Fund (Class A)                        Mutual fund               **                16,383
    Calvert Income Fund                                                   Mutual fund               **                 2,024
    Ariel Appreciation Fund                                               Mutual fund               **                 8,734
    Oppenheimer Global Growth Fund                                        Mutual fund               **                    37
    Franklin Income Fund                                                  Mutual fund               **                32,925
  * Merrill Lynch Small Cap Value Fund (Class A)                          Mutual fund               **                53,157
  * Merrill Lynch Intl Index Plus Trust Goal Manager Fund                 Mutual fund               **            10,453,570
  * Merrill Lynch Aggregate Bond Index Trust Fund                         Mutual fund               **            31,689,928
  * Merrill Lynch Aggregate Bond Index Trust Fund                         Mutual fund               **            21,955,922
    Franklin Small - Mid Cap Growth Fund (Class A)                        Mutual fund               **                46,149
    Davis SER Inc Real Estate Fund (Class A)                              Mutual fund               **                11,928
    PIMCO Real Return Bond Fund (Class A)                                 Mutual fund               **                27,001
    Van Kampen Utility Fund (Class A)                                     Mutual fund               **                 4,986
    Dreyfus Premier Balance Fund (Class A)                                Mutual fund               **                 1,001
    Phoenix Real Estate SECS Fund                                         Mutual fund               **                13,316
    AIM Blue Chip Fund (Class A)                                          Mutual fund               **                15,396
    EV Worldwide Health Sciences Fund                                     Mutual fund               **                 2,449
    Ivy Global Natural Reserve Fund (Class A)                             Mutual fund               **                13,472
    Mercury Intl Value Fund (Class I)                                     Mutual fund               **                 4,469
    PIMCO Total Return - Fund (Class A)                                   Mutual fund               **                45,035
    AIM Real Estate Fund (Class A)                                        Mutual fund               **                   503
    Putnam Growth Opportunities Fund (Class A)                            Mutual fund               **                13,019
    Loomis Sayles Small Cap Fund (Administrative Class)                   Mutual fund               **                12,045
    Nations Convertible Securities Investments Fund (Class A)             Mutual fund               **                 3,484
    One Group Short Term Bond Fund (Class A)                              Mutual fund               **                10,276
    Lord Abbett Small Cap Value Fund                                      Mutual fund               **                    46
    Hotchkiss & Wiley Mid Cap Value Fund (Class A)                        Mutual fund               **                 3,000
    Neuberger Berman Fasciano Fund (Class A)                              Mutual fund               **                 5,036
  * Merrill Lynch Small Cap Index Plus Trust Fund                         Mutual fund               **           114,114,875
  * Merrill Lynch Small Cap Index Plus Trust Fund GoalMaster              Mutual fund               **             4,591,886
  * Merrill Lynch Intl. Index Plus Trust Fund                             Mutual fund               **            16,412,677
  * Merrill Lynch Preservation Trust GoalManager Fund               Common collective trust         **             5,482,958
  * Merrill Lynch Index Trust III Fund                              Common collective trust         **           332,843,574
  * Merrill Lynch Index Trust III - GoalMaster Fund                 Common collective trust         **            23,447,050
  * Merrill Lynch Retirement Preservation Trust Fund                Common collective trust         **           346,635,638
    Duke Power Company                                                  Preferred stock             **                    46
    Participants                                                    Loans to participants,          **            73,750,932
                                                                                                                  ----------
                                                                      with interest rates ranging
                                                                      from 4.25% to 11.5%
            Total investments                                                                               $ 2,590,423,502
                                                                                                            ===============

  * Party-in-interest.
 ** Cost information is not required for participant-directed investments and, therefore, is not included.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                      THE SOUTHERN COMPANY
                                      EMPLOYEE SAVINGS PLAN





                                        /s/Ellen N. Lindemann
                                      Ellen N. Lindemann, Chairperson
                                       The Southern Company Employee
                                          Savings Plan Committee

June 26, 2003